TEVA REPORTS THIRD QUARTER 2013 RESULTS

•	Net Revenues of $5.1 Billion

•	Non-GAAP EPS of $1.27, GAAP Diluted EPS of $0.84

•	Full Year 2013 Net Revenues Expected to be Between $19.7 and $20.3 Billion;

Non-GAAP Diluted EPS Expected to Be Between $4.95 -5.05

Jerusalem, October 31, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended September 30, 2013.

“Teva’s leadership and Board of Directors remain committed to executing on our strategy and diligently implementing changes which we believe will ensure the growth of our business,” stated Eyal Desheh, Acting President and CEO of Teva.  “During the quarter we had six successful generic product launches in the U.S. alone, and are pleased that our generic business continues to benefit from a long-term, sustainable and profitable growth. We are also satisfied with the performance of our Global Specialty Medicines business and OTC joint venture.”

Revenues for the three months ended September 30, 2013, amounted to $5.1 billion, an increase of 2% compared to the third quarter of 2012. In local currency terms, revenues also went up 2%. The increase was primarily attributable to higher sales of generic medicines in the United States, higher revenues from our global specialty and OTC medicines. This increase was partially offset by a decrease in global API sales to third parties.

Revenues by Geographies for the Third Quarter 20131

Net revenues in the United States in the third quarter were $2.7 billion (54% of total revenues), an increase of 4% compared to the third quarter of 2012, driven primarily by strong performance of our generic medicines business as well as by an increase in our specialty medicines business.

Net revenues in Europe in the third quarter were $1.4 billion (28% of total revenues), an increase of 4% compared to the third quarter of 2012, and flat in local currency terms, driven primarily by strong performance of our specialty medicines business.

Net revenues in the Rest of the World (“ROW”) in the third quarter totaled $910 million (18% of total revenues), a decrease of 8% compared to the third quarter of 2012. In local currency terms, ROW revenues were flat compared to the third quarter of 2012. In addition to negative foreign currency effects (primarily the Japanese Yen), the decline in revenues was primarily due to lower revenues in Russia, resulting from the timing of Copaxone® tenders.

Revenues by Product Lines for the Third Quarter 2013

Generic medicines net revenues in the third quarter were $2.5 billion (including API sales of $162 million), flat compared to the third quarter of 2012. Generic revenues comprised 49% of total revenues in the quarter, compared to 50% in the third quarter of 2012. Generic revenues consisted of:

•	U.S. revenues of $1.1 billion, an increase of 6% compared to the third quarter of 2012. The increase resulted mainly from the exclusive launches of niacin ER, the generic equivalent of Niaspan® and temozolomide, the generic equivalent of Temodar®, as well as higher sales of amphetamine salts IR, and medicines that were sold in the third quarter of 2013 that were not sold in the third quarter of 2012, the largest of which was fenofibrate, the generic equivalent of TriCor®.

•	European revenues of $812 million, a decrease of 1%, or 5% in local currency terms, compared to the third quarter of 2012. The decrease in revenues was mainly due to our strategic focus on profitable and sustainable business, as well as lower API revenues.

•	ROW revenues of $533 million, a decrease of 11%, but an increase of 1% in local currency terms, compared to the third quarter of 2012. The decrease was primarily due to foreign currency effects, mainly in Japan and certain markets in Latin America, and was partially offset by higher revenues in Russia.

Specialty medicines net revenues in the third quarter were $2.1 billion, an increase of 3% compared to $2.0 billion in the third quarter of 2012. Specialty revenues comprised 41% of total revenues in the quarter, unchanged compared to the third quarter of 2012. Specialty revenues consisted of:

•	U.S. revenues of $1.5 billion, an increase of 3% compared to the third quarter of 2012.

•	European revenues of $426 million, an increase of 12% compared to the third quarter of 2012, or 7% in local currency terms.

•	ROW revenues of $144 million, a decrease of 17%, or 14% in local currency terms, compared to the third quarter of 2012.

The increase in specialty medicines revenues compared to the third quarter of 2012 was primarily due to increased revenues of women’s health, oncology and respiratory medicines as well as Azilect®, partially offset by lower revenues of Provigil® and Nuvigil®.

Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, were $1.05 billion, an increase of 1% compared to the third quarter of 2012. In local currency terms, sales of Copaxone® were flat. In the U.S., sales increased 3% to $798 million mainly due to price increases. Sales outside the U.S. were $254 million, a decrease of 6% or 8% in local currency terms, compared to the third quarter of 2012. The decrease reflects the timing of tenders in Russia, which led to unusually high sales in the comparable quarter of 2012, and was partially offset by higher sales in Europe.

Azilect® revenues recorded by Teva were $93 million, an increase of 21% compared to the third quarter of 2012, while global in-market revenues increased 18% to $122 million, primarily due to higher sales both in the U.S. and in Europe.

Treanda® revenues amounted to $184 million in the quarter, an increase of 15% from the comparable quarter, due to increases in both volume and price.

Woman’s Health medicines revenues amounted to $126 million this quarter, an increase of 31% from $96 million in the comparable quarter of 2012. The increase was primarily due to higher revenues from oral contraceptives in Europe and higher revenues of the portfolio generally in the United States.

OTC net revenues recorded by Teva in the quarter were $286 million, an increase of 13%, or 16% in local currency terms, compared to $252 million in the third quarter of 2012, primarily due to higher sales of our existing PGT Healthcare portfolio medicines.

Other net revenues in the quarter were $211 million, mostly from the distribution of third-party medicines in Israel and Hungary, compared to $207 million in the third quarter of 2012.

Key Metrics for the Third Quarter 2013

Exchange rate differences between this quarter and the third quarter of 2012 reduced our revenues by approximately $24 million. We also recorded higher expenses due to these currency fluctuations and, as a result, changes in exchange rates had an overall net negative impact on our non-GAAP operating income of approximately $35 million.

Non-GAAP Information This quarter, we had net non-GAAP charges of $361 million, consisting mainly of amortization of purchased intangible assets and impairment charges. Accordingly, non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude these and certain other items, as follows:

•	Amortization of purchased intangible assets totaling $300 million of which $290 million are included in cost of goods sold and the remaining $10 million in selling and marketing expenses;

•	Impairment charges of $131 million related mainly to in-process R&D impairment of $99 million of armodafinil (Nuvigil®) for the treatment of bi-polar disorder following the results of the third pivotal clinical trial;

•	Legal settlements and reserves of $47 million;

•	Restructuring expenses of $33 million;

•	Regulatory actions taken in facilities of $10 million;

•	Other expenses of $8 million;

•	Financial expenses of $5 million; and

•	Related tax benefit of $173 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

Non-GAAP gross profit margin was 58.0% in the quarter, compared to 58.6% in the third quarter of 2012. This decrease in gross margin was primarily due to decreased inventory levels and higher level of inventory write off of finished goods. GAAP gross profit margin was 52.0% in the quarter, compared to 52.3% in the third quarter of 2012.

Research & Development (R&D) expenditures in the quarter totaled $348 million, or 6.9% of revenues, compared to $319 million, or 6.4% of revenues in the third quarter of 2012. The increase in R&D spending primarily reflects the progress in development activities.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $961 million, or 19.0% of revenues, in the quarter, compared to $903 million, or 18.2% of revenues in the third quarter of 2012. The increase primarily reflects higher expenses related to our specialty medicines and OTC medicines, as well as higher expenses related to royalty payments for generic medicines in the United States, partially offset by lower non-royalty expenses related to generic medicines.

General and Administrative (G&A) expenditures totaled $297 million in the quarter, or 5.9% of revenues, compared with $292 million, or 5.9% of revenues, in the third quarter of 2012.

Quarterly non-GAAP operating income of $1.3 billion, down 5% compared to the third quarter of 2012. Quarterly GAAP operating income was $801 million compared to an operating loss of $60 million in the third quarter of 2012.

Non-GAAP financial expense totaled $71 million in the quarter, compared with $73 million in the third quarter of 2012.

Non-GAAP tax expenses for the quarter amounted to $185 million on pre-tax non-GAAP income of $1.3 billion. The non- GAAP expenses in the third quarter of 2012 were $212 million on non-GAAP pre-tax income of $1.3 billion. The expected annual tax rate for 2013 of 14.5%, compared to the annual tax rate in 2012 is higher primarily as a result of the geographical mix of the products we expect to sell this year, partially offset by tax benefits from planned mergers of certain subsidiaries. Tax expenses this quarter on a GAAP basis amounted to $12 million, on pre-tax GAAP income of $725 million, compared with a GAAP tax benefit of $57 million on pre-tax GAAP loss of $133 million in the comparable quarter of 2012.

Non-GAAP net income and non-GAAP EPS were $1.1 billion and $1.27 in the quarter, a decrease of 4% and 1%, respectively, compared to $1.1 billion and $1.28 in the third quarter of 2012. GAAP net income and GAAP EPS were $711 million and $0.84 in the quarter compared to GAAP net loss of $79 million and GAAP diluted loss per share of $0.09 in the third quarter of 2012.

Cash flow from operations during the quarter was approximately $444 million, compared to $1.1 billion in the third quarter of 2012, a decrease of 58%. Free cash flow, which excludes net capital expenditures and dividends, was a negative $34 million this quarter, compared to positive free cash flow of $577 million in the third quarter of 2012. The decrease in cash flow was mainly due to the payments made in connection with litigation settlements. Excluding the effect of these settlements, cash flow from operations and free cash flow were a solid $1.3 billion and $856 million, respectively, in the quarter. Cash and marketable securities on September 30, 2013 amounted to $1.4 billion.

During the quarter there were no share repurchases. Since the beginning of 2013, Teva has repurchased 12.8 million shares for approximately $497 million. Since the beginning of 2012, Teva has repurchased 40.9 million shares for approximately $1.7 billion as part of the $3.0 billion share repurchase plan authorized in December 2011.

For the third quarter of 2013, the weighted average share count for the fully diluted earnings per share calculation was 846 million on both a GAAP and non-GAAP basis. At September 30, 2013, the share count for calculating Teva’s market capitalization was approximately 845 million.

Total equity at September 30, 2013, was $22.4 billion, an increase of $0.8 billion, compared to $21.6 billion at June 30, 2013. The increase resulted primarily from our GAAP net profit of $0.7 billion and the positive impact of currency fluctuations of $0.4 billion, partially offset by dividend payments.

Dividend

The Board of Directors, at its meeting on October 29, 2013, declared a cash dividend for the third quarter of 2013 of NIS 1.15 (approximately 32.6 cents according to the rate of exchange on October 29, 2013) per share.

The record date will be November 20, 2013, and the payment date will be December 2, 2013. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call to discuss its third quarter 2013 results on Thursday, October 31, 2013, at 9:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to

1.888.895.5271 (U.S. and Canada) or 1.847.619.6547 (International). The conference ID is 35893002. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at . A replay of the call will also be available until November 8, 2013, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 35893002.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

[1]	For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program, uncertainties relating to the replacement of and transition to a new President & Chief Executive Officer, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices ,particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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